Exhibit 4.7

CERTIFICATE OF INCORPORATION
OF

WESTERN GAS PARTNERS FINANCE CORPORATION

FIRST: The name of the Corporation is:

Western Gas Partners Finance Corporation

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent at the above address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“GCL”).

FOURTH: The total number of shares of stock that the Corporation shall have authority to issue shall be One Thousand (1,000) shares of Common Stock, par value One Dollar ($1.00) per share.

Shares of stock of the Corporation whether with or without par value, of any class or classes hereby or hereafter authorized may be issued by the Corporation from time to time for such consideration permitted by law as may be fixed from time to time by the Board of Directors.

FIFTH: Solape O. Delano is the sole incorporator and her mailing address is 1201 Lake Robbins Drive, The Woodlands, Texas 77380.

SIXTH: Unless required by the by-laws, the election of the Board of Directors need not be by written ballot.

Upon the filing of the Certificate of Incorporation, the powers of the incorporator shall terminate and the following named individuals, each of whose mailing address is set out beside his name, shall serve as director until the first meeting of the stockholders or until successors are duly elected and qualified:

Robert G. Gwin	1201 Lake Robbins Drive The Woodlands, TX 77380
Danny J. Rea	1201 Lake Robbins Drive The Woodlands, TX 77380
Robert K. Reeves	1201 Lake Robbins Drive The Woodlands, TX 77380

SEVENTH: The Board of Directors shall have the power to make, alter, or repeal the by-laws of the Corporation, but the stockholders may make additional by-laws and may alter or repeal any by-law whether or not adopted by them.

EIGHTH: The Corporation shall indemnify its officers and directors to the full extent permitted by the GCL, as amended from time to time.

NINTH: No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, for any act or omission, except that a director may be liable (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended. The elimination and limitation of liability provided herein shall continue after a director has ceased to occupy such position as to acts or omissions occurring during such director’s term or terms of office. Any amendment, repeal or modification of this Article Ninth shall not adversely affect any right of protection of a director of the Corporation existing at the time of such repeal or modification.

/s/  Solape Delano
Solape Delano
Incorporator

Dated: June 9, 2009